[LETTERHEAD OF BRADLEY ARANT ROSE & WHITE LLP]
J. Paul Compton, Jr.
Direct Dial: 205-521-8381
Direct Fax: 205-488-6381
pcompton@bradleyarant.com
August 7, 2007
Via Federal Express
Mr. Todd K. Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp
Registration Statement on Form S-4 (Registration File No. 333-143167)
Dear Messrs. Schiffman, Gottlieb and Clampitt:
     Enclosed with this letter is a request for acceleration of the effective date of the above-referenced registration statement on Form S-4 under the Securities Act of 1933, Registration File No. 333-143167, to 10 A.M., Eastern time, on August 8, 2007, or as soon thereafter as is practicable.
     The original of this request for acceleration will be delivered by Federal Express tomorrow morning to you.
Very truly yours,
/s/ J. Paul Compton, Jr.
J. Paul Compton, Jr.
Enclosure

cc:	Mr. W. Dan Puckett
Ms. Carol W. Marsh
Mr. Hugh C. Nickson, III, Esq.